Exhibit 99.1

NIO Inc. Files Its Annual Report on Form 20-F

SHANGHAI, China, May 14, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO) (“NIO” or the “Company”), a pioneer in China’s premium smart electric vehicle market, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 with the Securities and Exchange Commission on May 14, 2020 U.S. Eastern Time. The annual report can be accessed on the Company’s investor relations website at https://ir.nio.com.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to Investor Relations Department, NIO Inc., Building 20, No. 56 AnTuo Road, Jiading District, Shanghai, 201804, People’s Republic of China.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric coupe SUV, in December 2019 and plans to commence deliveries in 2020.

For more information, please visit: http://ir.nio.com.

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO